

November 12, 2021

Nils A. Ollquist
Chief Executive Officer and Director
BROOKMOUNT EXPLORATIONS INC
1 East Liberty, Suite 500
Reno, NV 89501

> **Re: BROOKMOUNT EXPLORATIONS INC**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed October 29, 2021**
> **File No. 024-11533**

Dear Mr. Ollquist:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2021 letter.

Amendment No, 2 to Offering Statement on Form 1-A

Talawaan Facility, page 26

1.   We note your response to comment 3, but cannot reconcile your property descriptions and the coordinates provided for the Talawaan and Alason properties with your aerial photos and maps. Please ensure the coordinates presented, correspond to your disclosure locations and also the photo/map locations in your filing. See Industry Guide 7 (B)(1).

Nils A. Ollquist
BROOKMOUNT EXPLORATIONS INC
November 12, 2021
Page 2

<u>Yukon Territory Facility, page 28</u>

2.   We note your response to comment 1 indicating that all resource disclosure has been
       removed from your filing. However the section describing the Yukon Territory Facility
       on page 30 states the property has a confirmed resource to date, under N43-101,
       amounting to 39,000 oz.au. Please remove all resource disclosure from your filing.

<u>Security Ownership of Certain Beneficial Owners and Management, page 39</u>

3.   Please update the disclosure in this section to reflect beneficial ownership information as
       of a most recent practicable date. We note that you have provided information as of April
       8, 2021. Refer to Item 12 of Form 1-A.

<u>General</u>

4.   We note your response to comment 6 and the filed Securities Exchange Agreement
       with 2206555 Alberta Inc. Revise your offering statement to disclose whether this
       transaction has closed and any related contingencies. If this transaction has closed, please
       also revise your beneficial ownership tabular information as appropriate to reflect the 25%
       ownership held by Gennex Gold.

       For questions regarding engineering comments, you may contact Ken Schuler, Mining
Engineer, at (202) 551-3718. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749
or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                                                                    Sincerely,

                                                                    Division of Corporation Finance
                                                                    Office of Energy & Transportation

cc: Brett Verona